May 5, 2023

U.S. Securities and Exchange Commission

Division of Investment Management – Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Ms. Mindy Rotter, Esq.

Re:

Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104)

Touchstone Variable Series Trust (File Nos. 33-76566 and 811-8416)

Dear Ms. Rotter:

On behalf of the Trusts listed above (each, a "Trust" and together, the "Trusts"), this letter responds to oral comments provided by the staff of the Securities and Exchange Commission (the "Staff") on March 30, 2023, in connection with the Staff's review of the Trusts' filings for the most recent fiscal years ended June 30, 2022, September 30, 2022 and December 31, 2022, pursuant to Section 408 of the Sarbanes- Oxley Act of 2002.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the relevant Trust's response.

1.In a prospectus supplement dated February 17, 2023, Touchstone announced that the Touchstone Anti-Benchmark International Core Equity Fund, a series of Touchstone Funds Group Trust ("TFGT"), would liquidate on March 30, 2023. Please disclose whether the Fund liquidated and provide the liquidation date.

Response: We confirm that the Touchstone Anti-Benchmark International Core Equity Fund was liquidated as described in the prospectus supplement, with a liquidation date of March 30, 2023.

2.With respect to the Touchstone Anti-Benchmark US Core Equity Fund, a series of Touchstone Strategic Trust ("TST"), please enhance the "Management's Discussion of Fund Performance" section (or "MDFP") in the Fund's annual report to include a broader discussion of the factors that materially affect performance during the Fund's most recent fiscal year. This discussion should include market factors and techniques used by the investment adviser in accordance with Item 27(b)(7) of Form N-1A. Please explain how the Fund will address these form requirements going forward.

Response: TST notes that in managing the Fund's investment strategy, the Fund's sub-adviser, TOBAM S.A.S. ("TOBAM"), applies a proprietary Maximum Diversification model (MaxDiv) that is rebalanced monthly. TOBAM's MaxDiv model is purely bottom-up, absent of any top- down allocations regarding sectors, industries or style. As noted in the Fund's most recent MDFP, TOBAM's methodology does not include fundamental analysis of individual stocks, countries, sectors, economic environments or factors. No discretionary tactical or strategic asset allocation decisions are made with respect to specific regions, sectors or industries. TOBAM's investment process consists of maximizing diversification from a bottom-up perspective. Securities are bought or sold solely in relation to their potential relative diversification benefits within the Fund's portfolio. Going forward, TST will review the MDFP disclosure and consider whether a more specific discussion is warranted regarding how TOBAM's MaxDiv methodology either contributed to or detracted from the Fund's performance as compared to its benchmark index.

3.Certain Touchstone Funds had exposure to derivatives during their most recent fiscal year; however, the MDFP for such Funds does not discuss the effect of derivatives on the Funds' performance. If Fund performance was materially affected by the use of derivatives, this should discussed in the MDFP. Please confirm that such exposure did not have a material impact on Fund performance, or explain why a discussion wasn't included in the MDFP. (Examples of such Funds include the Touchstone Balanced Fund, the Touchstone Active Bond Fund, and the Touchstone Ares Credit Opportunities Fund.)

Response: The Trusts note that each Fund is a "limited derivatives user" pursuant to SEC Rule 18f-4 and, as a result, these Funds had minimal exposure to derivatives during their most recent fiscal years. The Trusts confirm that Fund performance was not materially affected by the use of derivatives.

4.The most recent annual report for the following Touchstone Funds states that the Funds are non- diversified: Touchstone Large Cap Fund, Touchstone Small Cap Fund, and Touchstone Ares Credit Opportunities Fund; however, it appears to the Staff that these Funds have been operating as diversified funds. The Staff notes that if a Fund is registered as a non-diversified company, but has been operating as diversified for more than three years, it becomes a de facto diversified company. The Staff further notes that such a Fund should obtain shareholder approval prior to changing its operations back to those of a non-diversified company. Please confirm that if a non- diversified Touchstone Fund becomes a de facto diversified fund, it will seek shareholder approval prior to changing its operations to a non-diversified fund.

Response: The Trusts acknowledge the Staff's position and have procedures in place to monitor whether each "non-diversified" Touchstone Fund becomes a de facto diversified Fund. The Trusts confirm that any such Funds that have become de facto diversified Funds will not operate as a non-diversified company without the prior approval of shareholders. Further, we note that that the most recent prospectuses for both the Touchstone Large Cap Fund and the Touchstone Small Cap Fund have been updated to reflect that these two Funds are now diversified. The prospectuses were filed after the most recent annual reports – the next annual reports for these Funds will also be updated to reflect that they are diversified funds.

5.The Staff notes that the "Statements of Changes in Net Assets" section of the annual report for both the Touchstone Ares Credit Opportunities Fund and the Touchstone Small Cap Value Fund includes a return of capital. Please confirm that there is no reference to yield or dividends when describing a distribution that may contain a return of capital in marketing materials, website disclosure, etc., as those terms may be misinterpreted as income.

Response: The Trusts confirm that there is no reference to yield or dividends when describing a distribution that may contain a return of capital in any Fund disclosures, including marketing materials, website disclosures, etc.

6.With respect to the examples in (a) and (b) below, please clarify the dates presented in the performance graph, footnote disclosure, financial statements and/or audit opinion regarding the inception and commencement of operation dates for the Touchstone Anti-Benchmark US Core Equity Fund. If the date in the audit opinion is incorrect, please correct it and file an amendment to the N-CSR.

(a)The performance graph for Class Y shares of the Fund discloses an inception date of November 18, 2018, but both the footnote disclosure to the financial highlights and the audit opinion note an inception date of November 19, 2018.

(b)The footnote disclosure in the financial highlights for Classes A and C shares notes a commencement date of October 2, 2020, but the audit opinion notes a commencement date of October 1, 2020.

Response: With respect to 6(a), we confirm that the correct inception date is November 19, 2018 (i.e., the date in the footnote disclosure to the financial highlights and the audit opinion is correct). We confirm that we will update the inception date on the performance graph to November 19, 2018 in future prospectus filings.

With respect to 6(b), the current Touchstone Anti-Benchmark US Core Equity Fund, a series of TST, was previously a fund in TFGT with only Class Y and Institutional Class shares. On October 2, 2020, the TFGT-Touchstone Anti-Benchmark US Core Equity Fund was reorganized into the TST-Touchstone Dynamic Equity Fund and the Fund was subsequently renamed to its current name. The accounting and performance survivor of the reorganization was the TFGT- Touchstone Anti-Benchmark US Core Equity Fund. The fiscal year for the TFGT-Touchstone Anti-Benchmark US Core Equity Fund (the accounting/performance survivor) began on October 1, 2020 only with respect to its existing shares classes at the time, Class Y and Institutional Class shares. When the reorganization occurred on October 2, 2020, the current TST-Touchstone Anti- Benchmark US Core Equity Fund opened Class A and C shares on that date in connection with the reorganization. In other words, the fiscal year for Class Y and Institutional Class shares of the Fund commenced on October 1, 2020, while the commencement date for Classes A and C shares of the Fund was October 2, 2020.

7.Please explain why the following Touchstone Funds incurred a bank overdraft during each Fund's most recent fiscal year: Touchstone Active Fund, Touchstone Ultra Duration Fixed Income Fund, and Touchstone Bond Fund.

Response: Touchstone utilizes the Bank of New York Mellon ("BNYM") as the Funds' accounting agent and Brown Brothers Harriman ("BBH") as the Funds' custodian. Cash items are posted on the expected receipt date in BNYM's accounting system. Each of the three Funds noted by the Staff had cash items that were posted as received in BNYM's accounting system on a certain date, but were not yet received in the BBH custody account on such date. As a result, these three Funds incurred overdrafts in the BBH custody account due to this date mismatch.

8.The N-CEN filed for the Touchstone Ultra Short Duration Fixed Income Fund on December 22, 2022 notes that the Fund is not allowed to lend securities. However, both the notes to the financial statements in the Fund's most recent annual report and the Fund's prospectus state that the Fund may lend portfolio securities. Please explain these discrepancies.

Response: TFGT acknowledges these discrepancies in disclosure and confirms that the Touchstone Ultra Short Duration Fixed Income Fund (1) is not permitted to lend securities at this time, and (2) does not lend securities. We will update the annual report and prospectus disclosures going forward to carve out this Fund from the general statements that the Touchstone Funds covered in such documents are permitted to lend securities.

9.With respect to the Touchstone Small Cap Fund, both the notes to the financial statements and the N-CEN filed on December 22, 2022 note that the Fund is non-diversified. However, the Fund's current prospectus does not note this. If the Fund is non-diversified, please confirm that that the Fund will include appropriate disclosure (including a non-diversification risk factor) going forward.

Response: As discussed in the response to comment 4 above, TFGT acknowledges that the Touchstone Small Cap Fund is now a diversified fund. The Fund's most recent prospectus dated January 28, 2023 accurately reflects the Fund's diversification status. (We note that the Fund's annual report and N-CEN were filed prior to the prospectus.) The next annual report and N-CEN for the Fund will also reflect its status as a diversified fund.

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz

Senior Counsel & Secretary to the Trusts

cc:Terri A. Lucas Timothy S. Stearns

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